U.S. SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549
                                       FORM 12b-25
                                                Commission File Number 000-23388

                              NOTIFICATION OF LATE FILING

{Check One}:  [ X ] Form 10-K and Form 10-KSB  [   ] Form 20-F  [   ] Form 11-K
              [   ] Form 10-Q and Form 10-QSB  [   ] Form N-SAR

For Period Ended:____________June 30, 1999______________________________________
[  ] Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F       [  ] Transition Report on Form N-SAR

[  ] Transition Report on Form 11-K
For the Transition Period Ended________________________________________________

   Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                        Part I-Registrant Information
Full name of registrant: Video Services Corporation

Former name if applicable______________________________________________________
Address of principal executive office (Street and number)
                    240 Pegasus Avenue

City, State and Zip Code:Northvale, NJ 07647

                       Part II-Rules 12b-25 (b) and (c)
   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
   [ X ]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense; [ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;and
   [   ]  (c) The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

                          Part III-Narrative
   State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

   The Company, located in Northern New Jersey, has been delayed because it is waiting for certain financial information necessary to complete form 10-K.

                       Part IV-Other Information
(1)Name and telephone number of person to contact in regard to this notification
___________________________________________________________________________

Steven G. Crane__________________________(201)________784-2886_____________
(Name)                                (Area code) (Telephone number)
   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).
                       [ X ] Yes              [   ] No
   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                       [ X ] Yes              [   ] No
   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
   The Registrant reported net loss of approximately $1,900,000 for the fiscal year ended June 30, 1999, as compared to net loss of approximately $161,000 for fiscal 1998. This increase of approximately, $1.7 million in losses is primarily due to the following factors:

   (a) The Registrant incurred losses, net of taxes, of approximately $1.9 million related to the expansion to the West Coast and the acquisition of a product group and
   (b) the Registrant incurred merger related costs of approximately $331,000


___________________Video Services Corporation__________________________________
             (Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   September 29, 1999               By:     /s/ Steven G. Crane
                                         Title:  Vice President and
                                                 Chief Financial Officer

   Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                             ATTENTION:

   Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).